UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nightstar Therapeutics plc

(Name of Issuer)

Ordinary Shares, nominal value £0.01 per share

(Title of Class of Securities)

65413A101

(CUSIP Number)

March 4, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.    65413A101

1	Names of Reporting Person: Syncona Portfolio Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,203,922 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,203,922 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,203,922 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 39.0% (2)
12	Type of Reporting Person (See Instructions) CO

(1)

Consists of 11,203,922 ordinary shares and 2,000,000 American Depository Share (“ADS”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value 0.01 GBP per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentage of outstanding Ordinary Shares of the Issuer beneficially owned by Syncona Portfolio Limited is set forth on Line 11 above. Such percentage was calculated based on 33,844,103 Ordinary Shares reported to be outstanding as of October 2, 2018 immediately following the Issuer’s recent public offering, pursuant to the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on September 28, 2018.

SCHEDULE 13G/A

CUSIP No.    65413A101

1	Names of Reporting Person: Syncona Holdings Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,203,922 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,203,922 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,203,922 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 39.0% (2)
12	Type of Reporting Person (See Instructions) CO

(1)

Consists of 11,203,922 ordinary shares and 2,000,000 American Depository Share (“ADS”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value 0.01 GBP per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentage of outstanding Ordinary Shares of the Issuer beneficially owned by Syncona Portfolio Limited is set forth on Line 11 above. Such percentage was calculated based on 33,844,103 Ordinary Shares reported to be outstanding as of October 2, 2018 immediately following the Issuer’s recent public offering, pursuant to the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on September 28, 2018.

SCHEDULE 13G/A

CUSIP No.    65413A101

1	Names of Reporting Person: Syncona Investment Management Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,203,922 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,203,922 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,203,922 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 39.0% (2)
12	Type of Reporting Person (See Instructions) CO

(1)

Consists of 11,203,922 ordinary shares and 2,000,000 American Depository Share (“ADS”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value 0.01 GBP per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentage of outstanding Ordinary Shares of the Issuer beneficially owned by Syncona Portfolio Limited is set forth on Line 11 above. Such percentage was calculated based on 33,844,103 Ordinary Shares reported to be outstanding as of October 2, 2018 immediately following the Issuer’s recent public offering, pursuant to the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on September 28, 2018.

SCHEDULE 13G/A

CUSIP No.    65413A101

1	Names of Reporting Person: Syncona Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,203,922 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,203,922 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,203,922 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 39.0% (2)
12	Type of Reporting Person (See Instructions) CO

(1)

Consists of 11,203,922 ordinary shares and 2,000,000 American Depository Share (“ADS”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value 0.01 GBP per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentage of outstanding Ordinary Shares of the Issuer beneficially owned by Syncona Portfolio Limited is set forth on Line 11 above. Such percentage was calculated based on 33,844,103 Ordinary Shares reported to be outstanding as of October 2, 2018 immediately following the Issuer’s recent public offering, pursuant to the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on September 28, 2018.

SCHEDULE 13G/A

CUSIP No.    65413A101

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13G originally filed on February 2, 2018 (the “Original Schedule 13G”), as further amended on February 13, 2019 (“Amendment No. 1”), filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) with respect to their ownership of Ordinary Shares, nominal value 0.01 GBP per share (consisting of ordinary shares and American Depository Share (“ADS”), with each ADS representing one ordinary share), of Nightstar Therapeutics plc, a company incorporated in England and Wales (the “Issuer”). This Amendment No. 2 amends the Original Schedule 13G, as amended by Amendment No. 1, as specifically set forth herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G (including Amendment No. 1 thereto).

This Amendment No. 2 is being filed to solely to voluntarily disclose that on March 4, 2019, the Issuer entered into an implementation agreement (the “Implementation Agreement”) by and among the Issuer, Biogen Switzerland Holdings GmbH (“Biogen”) and Tungsten Bidco Limited (“Bidco”) whereby Bidco agreed to acquire the entire issued and to be issued share capital of the Issuer for $25.50 in cash per share (the “Scheme”). In connection with the closing of the transaction contemplated by the Implementation Agreement, the Issuer and Biogen entered into a Shareholder’s Irrevocable Undertaking (the “Undertaking”) with Syncona Portfolio Limited (“Syncona”) and New Enterprise Associates 15, L.P. to vote or procure votes in favor of the resolutions relating to the Scheme in respect of their entire beneficial holdings. The Undertaking will terminate if the Scheme lapses or is withdrawn in accordance with its terms and Bidder or Bidco publicly confirms that it does not intend to proceed with the acquisition or if the Scheme lapses or has not become effective by 11:59pm (London time) on September 4, 2019.

As a result of the Undertaking, the Reporting Persons may be deemed to be members of a “group” with the parties of the Undertaking. Syncona, together with New Enterprise Associates 15, L.P. is the beneficial owner of 19,866,454 Ordinary Shares, in aggregate, representing approximately 59.3% of the issued share capital of the Issuer as reported as of February 28, 2019 on the Issuer’s 8-K filed with the Securities and Exchange Commission (“SEC”) on March 4, 2019 (the “8-K”).

The foregoing description of the Undertaking is qualified in its entirety by reference to the Form of Shareholder’s Irrevocable Undertaking, which is attached hereto as Exhibit 99.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

SYNCONA PORTFOLIO LIMITED

By:	/s/ Nick Moss
Name:	Nick Moss
Title:	Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Nick Moss
Name:	Nick Moss
Title:	Director

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Martin Murphy
Name:	Martin Murphy
Title:	Director

SYNCONA LIMITED

By:	/s/ Nick Moss
Name:	Nick Moss
Title:	Director

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

Exhibit 99.2	Form of Shareholder’s Irrevocable Undertaking